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                              July 26, 2022

       Kui Shi
       Chief Financial Officer
       YanGuFang International Group Co., Ltd
       3/F, Building 3
       33 Suhong Road, Minhang District
       Shanghai, China, 201100

                                                        Re: YanGuFang
International Group Co., Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted July 14,
2022
                                                            CIK No. 0001875496

       Dear Mr. Shi:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Index to Financial Statements, page F-1

   1. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve
months old. Alternatively, to the extent you meet the 15-month criteria outlined in
Instruction 2. to Item 8.A.4, file the necessary representations as an exhibit to the
registration statement.
 Kui Shi
FirstName
YanGuFangLastNameKui
            International Shi
                          Group Co., Ltd
Comapany
July       NameYanGuFang International Group Co., Ltd
     26, 2022
July 26,
Page  2 2022 Page 2
FirstName LastName
       You may contact Ernest Greene at 202-551-3733 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Sergio Chinos at 202-551-7844 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing